UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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02003197

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-042967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INNOVA SECURITIES, INC.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

3703 WOODSMAN COURT
(No. and Street)

SUITLAND (City) MD (State) 20746-1376 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC POOKRUM 301-967-7368
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1700 K STREET, NW, SUITE 504, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC POOKRUM, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of INNOVA SECURITIES, INC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:



Signature

CEO

Title



21st February, 2002

Notary Public

ADRIENNE L. WILLIAMS
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires May 8, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INNOVA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31,2001

TELEPHONE
(202)331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20016

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
INNOVA Securities, Inc.
Suitland, Maryland

We have audited the financial statements of INNOVA Securities, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 26, 2001. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Batdorf & Company, P.C.

February 26, 2002

INNOVA SECURITIES, INC.

STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:	
Cash	$ 57,109
Commissions receivable	27,299
Other Receivables	-
Non-marketable securities	3,300
Total current assets	87,708
PROPERTY AND EQUIPMENT, AT COST:	
Office furniture and equipment	15,060
Less accumulated depreciation	8,049
Property and equipment, net	7,011
Other Assets	816
TOTAL ASSETS	$ 95,535

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 10,233
Income taxes payable	9,000
TOTAL LIABILITIES	19,233
STOCKHOLDERS' EQUITY:	
Preferred stock	22
Common stock	200
Additional paid-in capital	386,278
Retained earnings (deficit)	(310,198)
TOTAL STOCKHOLDERS' EQUITY	76,302
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 95,535

See Notes to Financial Statements.

Note 1 - Summary of significant Accounting Policies

Organization - The Company was incorporated on June 30,1990. Its principal business activity is that of a securities broker-dealer. The Company is a wholly-owned subsidiary of The Strappes Group, Inc.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment - Depreciation is computed using primarily the straight-line method calculated to amortize the cost of the assets over their estimated useful lives.

Revenue Recognition - Commission revenues are recognized on a trade date basis.

Income Taxes - Federal and state income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109. The provision for deferred federal and state income tax expense or benefit represents the net change during the year in the Company's deferred federal and state income tax assets or liabilities.

Deferred federal and state income tax assets (based on current tax laws) represent the amount of federal and state taxes recoverable in future years resulting from future net tax deductions arising from temporary differences in the reporting of certain types of income and expense items for financial statement and for income tax purposes.

Deferred federal and state income tax liabilities represent the amount of taxes payable in future years (based on current tax laws) resulting from future net taxable amounts arising from temporary differences in the reporting of certain types of income and expense items for financial statement and for income tax purposes.

Concentrations of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company's accounts receivable are primarily due from securities broker/dealers.

(Continued)

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At December 31, 2001, the Company had net capital of $60,080, which was in excess of its requirement of $5,000 by $55,080.

Note 3 - Income Taxes

As of December 31, 2001, the Company has $275,000 net operating loss carryovers for Massachusetts state income tax purposes.

Note 4 - Related Party Transactions

The Company is related to The 'Strappes Group, Inc., INNOVA Global Research, Inc. and INNOVA Consulting, Inc. through common control and management. During the year the Company paid INNOVA Consulting, Inc. $71,400 for various services and at December 31, 2001, the Company provided a reserve for doubtful accounts of $126,531 for unsecured, non-interest bearing advances to all of its affiliates.

Note 5 - Stockholders' Equity

Preferred Stock - The Company has 500 shares of $1 par restricted non-voting preferred stock authorized. There are 22.22 shares issued and outstanding. The annual dividend on this stock is $1,688 per share, payable quarterly.

The holders of the preferred stock have the option to (1) convert to 22.22 shares of common stock or (2) put the stock to The 'Strappes Group, Inc., the Company's parent. The 'Strappes Group shall have up to one year to buy back any such stock put to it at the original purchase price, after which the holder thereof shall be free to sell to an investor of their choice at the same or higher price, provided the Company approves of such new purchaser.

(Continued)

Note 5 - Stockholders' Equity (Continued)

Common Stock - The Company has 8,000 shares of $1 par common stock authorized with 200 shares issued and outstanding.

Note 6 - Profit-Sharing- Retirement Plan

The Company has in effect a contributory, incentive profit-sharing retirement plan for all eligible employees. Company contributions to the plan are at the discretion of the Board of Directors, but may not exceed the maximum allowable deduction permitted under the Internal Revenue Code at the time of the contribution. The Company did not make a contribution to the plan for the year ended December 31, 2001.

While the Company expects to continue the plan indefinitely, it has reserved the right to modify, amend or terminate the plan. In the event of termination, the entire amount contributed under the plan must be applied to the payment of benefits to the participants or their beneficiaries.

TELEPHONE
(202)331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20016

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
INNOVA Securities, Inc.
Suitland, Maryland

In planning and performing our audit of the financial statements of INNOVA Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g); in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company, (1) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected timely by employees in the normal course of performing their assigned functions. However, we noted no matters involved in the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. The Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William Batdorf & Company, P.C.

February 26, 2002